EXHIBIT 99.16

Notice to LSE

Oyu Tolgoi EPC tender

19 July 2018

Rio Tinto plc (the “Company”) announces that Oyu Tolgoi LLC, an entity in which the Company has a 33.5% indirect ownership interest, has today entered into agreements with three Chinese EPC contractors, each of which potentially creates a smaller related party transaction for the purposes of the UK Listing Rules.

As part of a competitive tender process, each contractor has been requested to submit a bid for the engineering, design and construction of a power station for Oyu Tolgoi LLC in Mongolia.  The agreement entered into with each bidder provides that, where a bidder submits a conforming bid and it is not accepted by Oyu Tolgoi LLC, Oyu Tolgoi LLC will pay US$500,000 to that bidder to offset the costs of preparing that bid and the early engineering and design work packs.

The contractors are China Machinery Engineering Corporation, Harbin Electric International Company Limited and Power Construction Corporation of China. Each of these contractors is a State-Owned Enterprise ultimately owned by the People’s Republic of China. As such, each of these entities is treated as a related party of the Company for the purposes of the UK Listing Rules.

On 24 November 2017, the Company announced an extension of the Channar Mining JV with China’s Sinosteel Corporation, which was a smaller related party transaction. Due to the twelve month aggregation provisions within the UK Listing Rules, the arrangements entered into by Oyu Tolgoi LLC are therefore also smaller related party transactions falling within LR 11.1.10 R.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

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